SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                Commission File Number 000-15205

                           NOTIFICATION OF LATE FILING

(Check One):    [X] Form 10-K    [ ] Form 11-K    [ ] Form 20-F    [ ] Form 10-Q

                [ ] Form N-SAR

      For the Fiscal Year Ended: March 31, 2001

[ ] Transition Report on Form 10-K           [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F           [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

       For the Transition Period Ended: ________________________________________

                                     PART I
                             REGISTRANT INFORMATION


Full name of registrant:   Elcotel, Inc.
                         --------------------

Former name if applicable:      N/A
                           -----------------------

Address of principal executive office (Street and number):
                      6428 Parkland Drive
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City, state and zip code:   Sarasota, Florida 34243
                          -------------------------


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                                     PART II
                             RULE 12b-25 (b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule12b-25(b), the following should be completed. (Check box if appropriate).

            (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      [X]   (b)   The subject annual report, semi-annual report, transition
                  report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

            (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable

                                    PART III
                                    NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

      The Form 10-K for the fiscal year ended March 31, 2001 could not be filed within the prescribed time period without unreasonable effort or expense as a result of a delay, resulting from recent staff turnover, by the Registrant's accounting staff in completing various financial information necessary in connection with the audited financial statements required to be included in the Form 10-K. The Form 10-K is currently being prepared and will be filed no later than July 16, 2001.

                                     PART IV
                                OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification.

       William H. Thompson          (941)         758-0389
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             (Name)              (Area Code)  (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                 [X] Yes  [ ] No


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      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

                                                                 [X] Yes  [ ] No

      On January 22, 2001, Elcotel, Inc. and its subsidiaries (the "Company") filed in the United States Bankruptcy Court in the Middle District of Florida voluntary petitions for relief under chapter 11 title 11 of the United States Bankruptcy Code (collectively the "Chapter 11 Proceedings"). Because of continued operating losses, the Chapter 11 Proceedings and other factors, the Company has performed an evaluation of the recoverability of the assets of its payphone and Internet appliance business segments, and concluded that a significant impairment of the long-lived assets of such business segments had occurred since the estimated future cash flows (undiscounted and without interest) of the businesses are not expected to be sufficient to recover the carrying value of the assets. Accordingly, the Company's results of operations for the year ended March 31, 2001 will, most likely, reflect material impairment losses related to the write-down of certain property and substantially all of the Company's other long-lived assets, including goodwill, identified intangible assets, capitalized software and other assets related to both its payphone and Internet appliance business segments. The carrying values of goodwill, identified intangible assets, capitalized software and other assets related to the Company's payphone and Internet appliance business segments at March 31, 2001, before write-downs related to the impairment thereof, aggregate approximately $32.5 million. Furthermore, the Company's results of operations for the year ended March 31, 2001 are expected to reflect, in addition to the impairment losses described in the preceding sentence, provisions related to reductions in the net realizable value of inventories of the Company's Internet appliance business of approximately $2 million.

                                  Elcotel, Inc.
                                  -------------

      Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  June 28, 2001        By:/s/ William H. Thompson
                               -------------------------------------------------
                                  William H. Thompson, Senior Vice President
                                  and Secretary


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